UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission File No. 001-12907

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

KNOLL RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KNOLL, INC.
1235 Water Street
East Greenville, PA 18041

Knoll Retirement Savings Plan
Financial Statements and Supplementary Schedule
Years ended December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm

Plan Participants and Plan Administrator of the Knoll Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Knoll Retirement Savings Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Kronick Kalada Berdy & Co., P.C.
We have served as the Plan’s auditor since 2016.
Kingston, Pennsylvania
June 21, 2021

Knoll Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
Assets:
Investments, at fair value	$391,607,239	$369,503,670
Notes receivable from participants	3,073,482	4,137,794
Employer contribution receivable	—	910,558
Total assets	394,680,721	374,552,022
Liabilities:	—	—
Net assets available for benefits	$394,680,721	$374,552,022

See accompanying notes to the financial statements.

Knoll Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2020

Additions:
Investment income
Interest and dividends	$16,245,673
Net appreciation in fair value of investments	43,313,190
Total investment income	59,558,863
Interest income on notes receivable from participants	225,097
Contributions
Participants	13,531,996
Rollovers	2,076,442
Employer	1,599,521
Total contributions	17,207,959
Total additions	76,991,919
Deductions:
Benefits paid to participants	(58,971,276)
Administrative expenses	(305,637)
Total deductions	(59,276,913)
Net increase	17,715,006
Assets transferred in	2,413,693
Net assets available for benefits:
Beginning of year	374,552,022
End of year	$394,680,721

See accompanying notes to the financial statements.

Knoll Retirement Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

1.   Description of Plan
The following description of the Knoll Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement and Summary Plan Description for a more complete description of the Plan’s provisions. Copies are available from the Knoll Retirement Plan's Administration Committee. Effective January 1, 2020, Fully LLC ("Fully") became a participating employer in the Plan. The aggregate plan assets transferred in from this participating employer was $2,413,693.
General
The Plan is a defined contribution plan covering substantially all U.S. employees of Knoll, Inc. (the Company or employer). All employees are eligible to participate at their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (the "Code"). The Knoll Retirement Plans Administration Committee is responsible for oversight of the Plan and determines the appropriateness of the Plan's investment offerings and monitors investment performance.
The global outbreak of the coronavirus disease of 2019 (“COVID-19”) was declared a pandemic by the World Health Organization and a national emergency by the U.S. Government in March 2020 and has negatively affected the U.S. and global economy, disrupted global supply chains, resulted in significant travel and transport restrictions, including mandated closures and orders to “shelter-in-place,” and created significant disruption of the financial markets. In response to these developments, the Company announced certain temporary cost reduction actions in 2020, including the suspension of employer matching contributions and profit sharing contributions.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), was signed into law by President Donald J. Trump. The CARES Act contains several provisions that temporarily impact 401(k) plans, such as the waiver of required minimum distributions, a new hardship withdrawal option, increased loan limits, and a loan repayment deferral option. Beginning in April 2020, the Company has incorporated these provisions into the Plan.
The CARES Act provisions allowed qualified Plan participants to withdraw up to $100,000 without incurring the 10.0% surtax on early distributions if such distributions were made in response to adverse financial consequences sustained from COVID-19 related actions (e.g., quarantine orders, layoffs, furloughs, or reduced working hours). CARES Act loan repayment deferral provisions allowed impacted participants to suspend their 401(k) loan repayments through the remainder of 2020, and commence repayments again in 2021, with such loans being re-amortized for delays in payment timing and interest accruals. Finally, required minimum distributions ("RMDs") were waived in 2020, the Plan however, continued to schedule and make the RMDs unless the participant requested a suspension until 2021. In cases where a participant's first RMD was scheduled for 2020, the participant will receive their first payment in 2021.
Contributions
Participants can elect to contribute up to 50% of their respective annual compensation (as defined in the Plan document), on a pre-tax basis, after-tax basis, Roth basis, or a combination thereof, subject to the Code's annual maximum contribution limit, which was $19,500 for 2020. Participants age 50 and older may elect to make catch-up contributions under the Plan, subject to the Code's annual maximum catch-up contribution limit, which was $6,500 for 2020. Additionally, participants may contribute amounts representing distributions from other qualified plans (rollovers).
The Company matches 50% of participant contributions up to a maximum amount of 6% of the participants’ compensation (their “fixed” match) for those participants who are U.S. employees, and no longer participate in any other of the Company’s pension plans. The fixed match is made to the participants’ pretax contributions first, then applied to the participants’ after-tax contributions, if the pretax contributions are less than 6% of compensation.
The Company also, at its discretion, makes an annual profit sharing contribution based on the Company’s financial performance. The amount of the contribution, if made, is equal to a percentage of the participant’s compensation, but in no event will exceed 3% of compensation. To receive a profit sharing contribution, participants must be actively employed at the end of the plan year and no longer accrue additional benefits under any of the Company’s pension plans. There were no discretionary contributions recognized in 2020.

Knoll Retirement Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s fixed match, and discretionary profit sharing contributions (when applicable), and an allocation of Plan earnings or losses (including unrealized appreciation or depreciation of Plan assets). Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the vested portion of the participant's account balance.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contributions plus actual earnings thereon is based on years of service. Under a graded vesting schedule, a participant is 100% vested after five years of credited service. Forfeited balances of terminated participants’ nonvested accounts are typically used to reduce future Company contributions to the Plan and administrative expenses.
Notes Receivable from Participants
Participants may borrow from their vested account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of their vested account balance. Principal and interest must be repaid over a period not to exceed five years, unless the loan is used for a residential purchase. Interest rates are established based on the prime rate provided by the Plan’s trustee on the last business day of the calendar quarter preceding or coinciding with the loan request, plus 2%. All loans are collateralized by the participants’ vested account balance in the Plan and are repaid through payroll deductions.
As described above, CARES Act loan repayment deferral provisions allowed impacted participants to suspend their 401(k) loan repayments through the remainder of 2020, and commence repayments again in 2021, with such loans being re-amortized for delays in payment timing and interest accruals.
Administrative Costs
The Plan’s administrative costs, other than those related to the management of investments and transaction fees, which totaled $305,637 for the year ended December 31, 2020, are paid by the Company. Expenses related to the management of investments and transaction fees are allocated to each participant’s account. Allocations are based on participant earnings or account balances, as defined in the Plan Agreement.
Forfeited Accounts
As of December 31, 2020 and 2019 forfeited employer matching non-vested accounts amounted to $101,818 and $115,454 respectively. Forfeitures of employer matching non-vested accounts are used for administrative expenses and to reduce the employer’s matching contributions. During the year ended December 31, 2020, forfeitures applied against administrative expenses amounted to $80,850. Forfeitures applied against employer matching contributions during the year ended December 31, 2020 amounted to $200,090.
Payment of Benefits
On termination of service, a participant will receive a lump-sum amount if the total of their vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, the assets will generally continue to be held in the Plan until the participants’ normal or early retirement date, however, terminated participants may elect to receive their vested account balance at any time. Upon death, permanent disability, or retirement, a participant or beneficiary may elect to receive a lump-sum payment or periodic installments over a specified period that does not exceed the longest of: ten years, the participant’s life expectancy, or the beneficiary’s life expectancy.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in employer contributions.
2.   Summary of Significant Accounting Policies
A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

Knoll Retirement Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

Investment Valuation
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's administrative committee determines the Plan's valuation policies utilizing information provided by the investment advisers and trustee. See Note 4 for a discussion of fair value measurements.
The Plan's investments are composed of the following:
Mutual funds and equity securities: The Plan’s investments in mutual funds and equity securities are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Common collective trusts: The Plan’s interest in the Northern Trust common collective trusts is valued at the net asset value (NAV) per unit as determined by the collective trusts as of the valuation date. They are valued on the basis of the relative interest of each participating investor at the fair value of the underlying assets. The objective of these funds is to seek high total return with a shift to current income and capital appreciation over time by replicating benchmark indices. The Collective Trust Funds attempt to achieve this objective by investing in a combination of marketable equity securities, fixed income securities and cash. The NAV is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. There are no unfunded commitments with respect to these investments. Participant-directed purchases and redemptions of these investments may occur daily and have no restrictions.
The Vanguard Retirement Savings Trust III (“VRST”), a common collective trust, invests primarily in synthetic guaranteed investment contracts and short-term money market funds. The VRST is valued at the NAV as provided by the trustee, which is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities and then divided by number of shares outstanding. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. The Plan has no unfunded commitments to the VRST, which allows for daily transactions. The Plan may be subject to a 12-month notice period for redemptions, and redemptions are allowed daily for participants.
Investment Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Investment Fees
Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and are not separately identifiable as an expense.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Related fees are charged directly to the borrowing participant's account and are included in administrative expenses when incurred. As of December 31, 2020 and 2019, no allowance for credit losses has been recorded. If a participant does not make loan repayments and the plan administrator considers the participant loan to be in default, the loan balance is reduced, and the delinquent participant note receivable is recorded as a benefit payment based on the terms of the Plan document. Interest rates for outstanding notes receivable ranged from 4.5% to 10.25% as of December 31, 2020.
Loan origination fees are included in gross loan withdrawals. Origination fees totaled $4,600 and $6,250 for the years ended December 31, 2020 and 2019, respectively.

Knoll Retirement Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

Payment of Benefits
Benefit payments to participants are recorded when paid.
Expenses
Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.
Recent Accounting Pronouncements
The Plan's management continuously monitors and reviews all current accounting pronouncements and standards from the Financial Accounting Standards Board (FASB) and other authoritative sources of U.S. GAAP for applicability to the Plan's operations. As of December 31, 2020, there were no new pronouncements, interpretations or staff positions that had or were expected to have, including those not yet adopted, a significant impact on the financial statements of the Plan.

3.   Investments
During 2020, the Plan’s investments (depreciated) appreciated in fair value (including realized and unrealized gains and losses) as follows:

Year ended December 31,
2020
Mutual Funds	$37,196,549
Common/Collective Trusts	7,231,440
Knoll Common Stock Fund	(1,114,799)
$43,313,190
Investments that represent 10% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2020	2019
Harbor Cap Appr Ret Cl	$56,383,422	$42,940,940
Vanguard Windsor II Fund Adm	51,710,908	56,022,544
Vanguard Retirement Savings Trust III	48,878,131	48,849,943

4.   Fair Value Measurements
The fair value framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Knoll Retirement Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the years ended December 31, 2020 and 2019.
Knoll Common Stock Fund: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common collective trusts: Valued at the NAV per unit, as a practical expedient to estimate fair value, as determined by the common collective trust as of the valuation date. The NAV of the funds are calculated daily and distributions from net investment income and net realized gains are retained by and reinvested in the fund.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, are the Plan’s investments at fair value as of December 31, 2020 and 2019.

	Assets at fair value as of December 31, 2020
Description	Level 1	Level 2	Level 3	Total
Knoll Common Stock Fund	$1,593,752	$—	$—	$1,593,752
Mutual funds	300,481,610	—	—	300,481,610
Total assets in the fair value hierarchy	302,075,362	—	—	302,075,362
Investments measured at net asset value (1)	—	—	—	89,531,877
Investments at fair value	$302,075,362	$—	$—	$391,607,239

	Assets at fair value as of December 31, 2019
Description	Level 1	Level 2	Level 3	Total
Knoll Common Stock Fund	$2,776,015	$—	$—	$2,776,015
Mutual funds	276,662,721	—	—	276,662,721
Total assets in the fair value hierarchy	279,438,736	—	—	279,438,736
Investments measured at net asset value (1)	—	—	—	90,064,934
Investments at fair value	$279,438,736	$—	$—	$369,503,670
(1) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

Knoll Retirement Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019
5.   Related-Party and Party-in-Interest Transactions
The Plan invests in various Vanguard mutual funds and other investments. These investments are considered party-in-interest transactions because Vanguard serves as trustee of the Plan. In addition, certain fees are paid to the Trustee.
The Plan also invests in the Company's common stock. Transactions in the Company's common stock are considered party-in-interest transactions because the Company is the Plan's sponsor. At December 31, 2020 and 2019, the Plan held investments totaling $1,593,752 and $2,776,015 respectively, in shares of common stock of the Company. Dividend income on Company stock totaled $37,096 for the year ended December 31, 2020. Total shares at December 31, 2020 and 2019 equaled 108,566 and 109,898, respectively. Notes receivable from participants also qualify as party-in-interest transactions.
Shares held in the Knoll Common Stock Fund may be sold at any time at participant discretion at the closing price of the Knoll, Inc. common stock on the New York Stock Exchange.
Certain administrative functions of the plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.
6.   Income Tax Status
The Plan has been operating under a determination letter from the Internal Revenue Service ("IRS") dated May 15, 2013, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified, and the related trust is tax-exempt.
U.S. GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
7.   Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
The global outbreak of the coronavirus disease of 2019 (“COVID-19”) was declared a pandemic by the World Health Organization and a national emergency by the U.S. Government in March 2020 and has negatively affected the U.S. and global economy, disrupted global supply chains, resulted in significant travel and transport restrictions, including mandated closures and orders to “shelter-in-place,” and created significant disruption of the financial markets. The extent of the impact of the COVID-19 pandemic on the Company's operational and financial performance, including the Company's ability to manufacture and ship product in the expected timeframe, will depend on future developments, including the duration and spread of the pandemic and related actions taken by the U.S. government, state and local government officials, and international governments to prevent disease spread, all of which are uncertain and cannot be predicted. Plan Management will continue to monitor the impact COVID-19 has on the Plan and will reflect the consequences as appropriate in the Plan's financial records.

8. Subsequent Event
On April 19, 2021, Knoll, Inc.(the "Company") and Herman Miller, Inc. ("Herman Miller") announced the entry into an Agreement and Plan of Merger, dated April 19, 2021 (the "Merger Agreement"), by and among the Company , Herman Miller and Heat Merger Sub, Inc., a wholly owned subsidiary of Herman Miller ("Merger Sub"). The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge into the Company (the "Merger"), with the Company continuing as the surviving corporation and as a wholly-owned subsidiary of Herman Miller.
The transaction is expected to close by the end of the third quarter of 2021, subject to the approval of Knoll and Herman Miller shareholders, the receipt of required regulatory approvals and the satisfaction of closing conditions.

Knoll Retirement Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

Subsequent to the Merger, Knoll will no longer be a publicly-held company. Its common stock will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934. Prior to the Merger, the Company is the sponsor and administrator of the Plan for the benefit of any or all of its employees. While the Merger Agreement does not speak to the disposition of the Plan pursuant to the Merger, if requested by Herman Miller at least five business days prior to the effective time of Merger, the Company will adopt resolutions and take all necessary corporate action to terminate the Plan effective the day immediately prior to the closing date of the Merger. To the extent the Plan is terminated pursuant to Herman Miller's request, the continuing employees will be eligible to participate in a 401(k) plan maintained by Herman Miller or one of its subsidiaries on the closing date, and such continuing employees will be entitled to effect a direct rollover of any eligible rollover distributions (as defined in Section 402(c)(4) of the Internal Revenue Code), including any outstanding loans, to such 401(k) plan maintained by Herman Miller or its subsidiaries.

Supplemental Schedule

Knoll Retirement Savings Plan
EIN 13-3873847, Plan 002

Schedule H, Line 4(i)—
Schedule of Assets (Held at End of Year)
December 31, 2020

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Harbor Cap Appr Ret Cl	Registered Investment Company	**	$56,383,422
*	Vanguard Windsor II Fund Adm	Registered Investment Company	**	51,710,908
*	Vanguard Retirement Savings Trust III	Common/Collective Trust	**	48,878,131
*	Inst Target Ret 2025 Fund	Registered Investment Company	**	25,810,570
	NT C SP500 DC NL T3	Common/Collective Trust	**	23,263,650
*	Vanguard Inst Target Ret 2020 Fund	Registered Investment Company	**	19,672,052
	Met West Total Ret Bond P	Registered Investment Company	**	18,777,039
*	Vanguard Inst Target Ret 2030 Fund	Registered Investment Company	**	18,420,132
*	Vanguard Inst Target Ret 2035 Fund	Registered Investment Company	**	17,551,680
	Amer Funds EuroPacific Gr	Registered Investment Company	**	16,405,654
*	Vanguard Explorer Adm	Registered Investment Company	**	14,083,896
*	Vanguard Inst Target Ret 2040 Fund	Registered Investment Company	**	13,673,775
	NT C Ext Mkt Ind DC NL T3	Common/Collective Trust	**	12,641,960
*	Vanguard Inst Target Ret 2045 Fund	Registered Investment Company	**	10,744,448
*	Vanguard Inst Target Ret Income Fund	Registered Investment Company	**	8,671,029
*	Vanguard Inst Target Ret 2050 Fund	Registered Investment Company	**	8,558,809
*	Vanguard Inst Target Ret 2015 Fund	Registered Investment Company	**	6,363,136
*	Vanguard Inst Target Ret 2055 Fund	Registered Investment Company	**	4,972,889
	NT C Agg Bd NL T3	Common/Collective Trust	**	3,386,008
	MM Sel MdCp Gro Eq II C I	Registered Investment Company	**	2,869,733
*	Knoll Common Stk	Company Stock Fund	**	1,593,752
*	Vanguard Inst Target Ret 2060 Fund	Registered Investment Company	**	1,492,370
*	Vanguard Inst Target Ret 2065 Fund	Registered Investment Company	**	1,470,321
	MFS Mid Cap Value R6	Registered Investment Company	**	1,395,945
	NT C ACWI ex-US IMI T3	Common/Collective Trust	**	1,362,128
	GS Sm Cap Val R6	Registered Investment Company	**	1,299,152
*	Vanguard Fed Money Mkt	Registered Investment Company	**	154,650

*	Participant loans	4.5% - 10.25% and maturity dates through 2029	$0	3,073,482
				$394,680,721

*               Party-in-interest to the Plan, as defined by ERISA.
**             Cost is not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Knoll Retirement Plans Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KNOLL RETIREMENT SAVINGS PLAN

Date: June 21, 2021	By:	/s/ Brian J. Reuter

Brian J. Reuter

Authorized Committee Member

Date: June 21, 2021	By:	/s/ Charles W. Rayfield

Charles W. Rayfield

Authorized Committee Member

EXHIBIT INDEX

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm